Exhibit 99.1

Nano Labs Announces Breakthrough Achievement of iPolloverse Distributed Rendering

HANGZHOU, China, October 21, 2022 (GLOBE NEWSWIRE) — Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that its metaverse rendering platform, iPolloverse, has achieved a major breakthrough in live rendering technology to accommodate 10,000 concurrent users on the same screen and completed the creation of consensus mechanism which is more user friendly for rendering computing power.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented: “The core technical team of iPolloverse is deeply involved in the distributed rendering field and is committed to providing solutions for the high cost and high latency of traditional rendering. iPolloverse’s latest rendering solution provides users with easier access, with graphics processing units being used as the node. It adopts the typical application of 3D rendering in the interactive scene of the Metaverse, which allows iPolloverse to keep in line with the computing power distribution and the trend of the user terminal to undertake rendering needs and provide a realistic user experience. In addition, iPolloverse strives to achieve an open interaction and immersive experience goal in the 3D metaverse world. iPolloverse allows tens of thousands of users to interact in real-time and at a low cost in the same scene and create a third generation of the World Wide Web (Web 3.0) lifestyle through the construction of blockchain native 3D non-fungible token (NFT).

Mr. Huawei Kong, Chief Scientist of iPolloverse, commented: “We have created a total of four layers of technical architecture for iPolloverse with a total of 18 modules, including the meta-computing layer, the data network layer, the rendering layer and the ecosystem layer. Therefore, iPolloverse has gained technical advantages in four aspects of Web 3D architecture, network, artificial intelligence (AI) engine and Avatar (virtual human). iPolloverse provides an immersive Metaverse world with low cost, low latency to users. Firstly, the advantage of Web 3D rendering is that it can bring a more natural visual effect by using progressive rendering and provide users with a better immersive experience in the Metaverse world. In addition, the iPolloverse platform adopts the Computing Aware Network (CAN). Hybrid Automatic Repeat request (Harq) and user datagram protocol (UDP) data overlay network is constructed on the peer-to-peer (P2P) network of iPollverse, can provide a higher communication speed in real-time comparing to the transmission control protocol (TCP) method. All the participants have equal status in this network, which is similar to the decentralized network. Furthermore, iPolloverse supports open-space intercommunication andimproves the loading speed by transmitting the basic vision and interaction of each Avatar in the entire space unit to the edge in advance and then pre-load based on the movement predictions of Avatars in the Metaverse. Finally, iPolloverse considers the Metaverse as a second-life scene that differs from real life and Avatar is fundamentally different from Web2.0 users themselves, thus iPolloverse can provide an advanced immersive experience with diverse scenes.”

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

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Email: tina.xiao@ascent-ir.com